Paul R. Zeller
Senior Vice President & Chief
Financial Officer

January 7, 2014	Imation Corp. 1 Imation Way Oakdale, MN 55128
Ms. Inessa Kessman
Division of Corporation Finance	przeller@imation.com
U.S. Securities and Exchange Commission
100 F Street, NE	651-704-5141 phone
Washington, D.C. 20549	651-704-7845 fax

Re:	Imation Corp.

Form 10-K for the Year Ended December 31, 2012

Filed March 13, 2013

File No. 1-14310

Dear Ms. Kessman:

This letter is in response to the letter from Larry Spirgel to Paul Zeller dated December 24, 2013 regarding comments to Imation Corp.’s Form 10-K for the year ended December 31, 2012. Pursuant to your message to Jennifer Tenenbaum on January 6, 2014, you have authorized an extension of our response to January 27, 2014.

Very truly yours,

IMATION CORP.

/s/ Paul R. Zeller

Paul R. Zeller

Senior Vice President, Chief Financial Officer